16 January 2007

07020590

RECEIVED
2007 JAN 26 A 10:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited

I am submitting the attached information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours
DAVID JONES LIMITED

Cwaldron

Caroline Waldron
Company Secretary and General Counsel

Tel: (02) 9266 5130
Fax: (02) 9261 5717
email: cwaldron@davidjones.com.au

PROCESSED
JAN 30 2007
THOMSON FINANCIAL

1/29

ASX AND MEDIA RELEASE

For Immediate Distribution

16 January 2007

TRADING & PROFIT UPDATE

- **Strong Sales** performance over the recent **Christmas & Clearance** trading periods.
- **2Q07 Sales Growth** expected to be in the range of **8.0% - 9.0%** on 2Q06.
- **1H07 Sales Guidance** increased to **7.2% - 7.8%** growth on 1H06 (from 2% - 4% previously).
- **1H07 underlying Profit after Tax Guidance** also increased to approximately **25% - 30% growth on 1H06** (compared to previous Guidance of 8.5% - 13.5% for FY07 on an annual basis).

David Jones Limited (DJS) today announced a Trading and Profit update following a strong Sales performance over the Christmas and December'06/January'07 Clearance trading periods.

As a consequence of the Company's strong trading performance over the past 2 months, **2Q07 Sales growth is expected to be in the range of 8.0% - 9.0%** on 2Q06. This has resulted in the Company increasing its **1H07 Sales guidance to 7.2% - 7.8% growth on 1H06**. This compares to previous Sales growth guidance for 1H07 of 2% - 4%.

The strong Sales performance over the past 10 weeks has also resulted in the Company increasing its **1H07 underlying Profit after Tax ("PAT") guidance to approximately 25% - 30% growth over 1H06.** The Company's previous guidance was 8.5% - 13.5% underlying PAT growth*.

Mr McInnes said, "The strength of our business model over the long term is to capitalise in times of buoyant consumer spending, as our outstanding Sales performance to date in 1H07 demonstrates. Equally, our business model is designed to enhance financial disciplines in times of a slowdown in consumer spending, as we experienced in 1H06.

"Sales in all categories exceeded expectations and we are delighted with the performance of all our stores. Full details will be provided at the announcement of our 2Q07 Sales in mid February," Mr McInnes said.

Two weeks of trading in 2Q07 still remain and the Company will provide a comprehensive update on its 1H07 Profit performance (including its final Gross Profit and Costs position) at the Half Year Results announcement in mid/late March 2007.

Mr McInnes said, "We are cycling a high base of 4.4% Sales growth in 2H06, and importantly, 5.4% Sales growth in 4Q06, which is the key trading period for the half. As a trading business we prefer to trade through 2H07 before updating our existing guidance of Sales growth of 0% - 1% and underlying PAT growth of 8.5% - 13.5% in the second half of FY07.

DAVID JONES

David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573

The Company reaffirmed its previous Guidance of 5% -10% underlying PAT growth in FY08 over a higher FY07 base (adjusted for the conversion of the remaining Reset Preference Shares on 31 July 2007).

ENDS

FOR FURTHER INFORMATION CONTACT:
Helen Karlis
General Manager Corporate Affairs, Communications & Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

**The Profit after Tax (PAT) Guidance for FY07 given at the time of the FY06 Full Year Results announcement on 27 September 2006 and reaffirmed at the time of the 1Q07 Sales announcement on 22 November 2006 was 5 - 10% PAT growth on an underlying basis, plus the additional $3 million that will be added to PAT as a result of the unwinding of the Sale & Leaseback Transaction. This translates to underlying PAT guidance in the range of $88 - $92 million under AIFRS for FY07 or 8.5% - 13.5% over the FY06 base. Guidance for FY08 is also at 5% - 10% on an underlying basis (adjusted for RPS conversion on 31/7/07).*

Note:
The Sales numbers quoted in this ASX Release have not been adjusted to take into account changes to the provisions for returns or lay-by. These changes are required under AIFRS and will be reflected in the half year-end Sales figures in the Company's Income Statement. Any change is expected to be immaterial.